Filed Pursuant to Rule 433

Dated January 23, 2012

Registration Statement: No. 333-178525

The Charles Schwab Corporation

$400,000,000

FIXED-TO-FLOATING RATE NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

(liquidation preference $1,000 per share)

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation

Security Offered:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Expected Ratings*:	Baa2 (Moody’s) / BBB+ (S&P) / BB+ (Fitch)

Amount:	$400,000,000 (400,000 shares)

Liquidation Preference:	$1,000 per share

Dividend Rate (Non-Cumulative):	From January 26, 2012 to, but excluding, February 1, 2022, 7.000%, and from and including February 1, 2022, three-month LIBOR plus a spread of 4.820%

Dividend Payment Dates:	Beginning August 1, 2012, each February 1 and August 1 until February 1, 2022 and thereafter each February 1, May 1, August 1 and November 1

Day Count:	From January 26, 2012 to, but excluding, February 1, 2022, 30/360 and from and including February 1, 2022, Actual/360

Term:	Perpetual

Optional Redemption:	In whole or in part, from time to time, on any dividend payment date on or after February 1, 2022, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement dated January 23, 2012)

Trade Date:	January 23, 2012

Settlement Date:	January 26, 2012

Public Offering Price:	$1,000 per share

Underwriting Discounts and Commissions:	$12.50 per share

Net Proceeds to Issuer (before offering expenses):	$395,000,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC

CUSIP/ISIN:	808513 AE5 / US808513AE59

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the Issuer’s consolidated cash and cash equivalents and capitalization at September 30, 2011, as adjusted for the offering of Preferred Stock.

(In millions)	As adjusted for the Offering
Cash and cash equivalents	$6,770
Additional paid-in capital	$4,216
Total stockholders’ equity	$8,049
Total capitalization	$10,051

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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